BY HAND AND BY EDGAR
August 19, 2008
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, D.C. 20549

Re:	Aircastle Limited Form 10-K for the fiscal year ended December 31, 2007 Form 10-Q for the period ended March 31, 2008 File No. 1-32959
Dear Mr. Decker:
Aircastle Limited, a Bermuda company (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) set forth in the Staff’s letter dated July 22, 2008 (the “Comment Letter”) in relation to the Company’s above-referenced Form 10-K and Form 10-Q.
Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
Financial Statements
Consolidated Statements of Cash Flows, page F-5
2.	We have reviewed your response to comment 2 of our letter dated May 29, 2008. Notwithstanding the fact the maintenance payments are made to you by a lessee under an operating lease, it appears that the terms of the maintenance payments under these operating leases are sufficiently different than lease rental income such that these cash receipts and payments may require separate reporting within the statement of cash flows. We have the following comments in this regard.
•	We note that you generally have an obligation to reimburse the lessee, or a future lessee, upon receipt of evidence of qualifying maintenance work. It therefore appears that maintenance payments are akin to the financing activities identified in paragraph 18 of SFAS 95 rather than operating activities.

Aircastle Limited
August 19, 2008

•	We further note that only the maintenance payments not remitted to the lessee in the form of reimbursement during the term of the relevant lease will be recognized in the determination of net income when the Company can reasonably estimate the amount by which such payments exceed the costs to be incurred by the lessee in performing scheduled payments. Paragraph 24 of SFAS 95 states that when cash flows have aspects of more than one class of cash flow, the appropriate classification shall depend on the activity that is likely to be the predominant source of the cash flows for the item. Since we assume that most of the maintenance payments will be remitted to the lessees, it would appear appropriate to reflect maintenance payments as financing activities.
•	You further indicate that maintenance payments are appropriately classified as an operating activity as its purpose is the receipt of sufficient funds available to pay maintenance expenditures by the lessee, otherwise this would be a cost (and expense) borne by the Company as lessor. However, we note from your disclosure under the caption Maintenance Payments on page F-10 that these payments are for heavy maintenance, overhaul or replacement of certain high-value components of the aircraft. Based on this disclosure it appears that these costs may be capitalized and therefore reflected within your investing activities if you were to incur such costs yourself. Please revise or advise.
The Company generally receives three forms of cash flows under an operating lease: lease rentals, security deposits and maintenance payments. Lease rentals are compensation to the lessor for the right to use the equipment. Security deposits are funds provided to the lessor by the lessee to secure the lessee’s performance obligations. Maintenance payments compensate the lessor for time, hours or cycles of utilization on certain high value components of an aircraft, are generally paid monthly in arrears or at lease end and are contingent rentals under Statement of Financial Accounting Standard No. 13 (“SFAS 13”) Accounting for Leases paragraph 5(n).
Maintenance payments received monthly are the property of the lessor, but the lessor will typically agree to keep running “notional” maintenance payment balances for various aircraft components with respect to which the payments are made, and will agree to reimburse the existing lessee for qualifying maintenance work on these components. The Company will generally recognize revenue from monthly maintenance payments at the end of the lease, when its obligation to reimburse the lessee for qualifying maintenance work on the relevant components is extinguished.
Maintenance payments received at lease-end are the property of the lessor and the lessor will not have an obligation to maintain “notional” maintenance balances for these payments, nor will the lessor have any obligation to reimburse the existing lessee for maintenance work performed on any of the relevant aircraft components in the future. The Company will generally recognize revenue from lease-end maintenance payments upon receipt.
We have considered the guidance in Statement of Financial Accounting Standard No. 95 (“SFAS 95”) Statement of Cash Flows paragraph 18 and do not believe maintenance payments we receive from our customers under our operating leases relate to financing activities. Specifically:

Aircastle Limited
August 19, 2008

•	Maintenance payments are not resources provided by owners, on which the Company is providing a return on, and return of, an investment.
•	Maintenance payments are not restricted resources provided by donors.
•	Maintenance payments do not constitute the borrowing of, or repayment of, monies to creditors or otherwise settling obligations related to the borrowing of money, nor do maintenance payments comprise resources obtained from creditors on long-term credit. Borrowings are usually evidenced by promissory notes or similar instruments. To the contrary, our leases typically provide that maintenance payments are the exclusive property of the lessor (rather than borrowings that must be repaid), and our standard form of operating lease contains the following wording:
“For the avoidance of doubt, it is agreed and acknowledged that as between Lessor and Lessee the amounts in the notional accounts and sub-accounts referred to in [refers to maintenance payment section] are the sole and exclusive property of Lessor and Lessor shall be entitled to retain absolutely any credit balance, including any interest thereon, for or in relation to the accounts referred to in [refers to maintenance payment section] remaining after any expiration or termination of the Lease Term.”
In addition, unlike borrowings, it is extremely rare for these notional balances to (notionally) accrue interest. Finally, we have no payment obligations with respect to work performed on aircraft for which lease end maintenance payments are made by a lessee — aircraft with lease end maintenance payments. Typically, there is a single payment at the end of the lease and it is difficult to see how a “borrowing” could be implied where there is a single payment with no “repayment” obligation. For these reasons, we do not believe it is appropriate to characterize maintenance payments as borrowed funds.
We have also reviewed the guidance in paragraphs 19 and 20 of SFAS 95 and conclude that maintenance payments under our operating leases do not fit within any of the seemingly very specific cash flow activities described therein.
Paragraphs 21, 22(c) and 23(e) of SFAS 95 clearly state that operating cash inflows and outflows are to include all receipts and payments from transactions not defined as investing or financing activities. Based upon our review of paragraphs 18, 19 and 20 of SFAS 95, we do not believe that cash flows from maintenance payments meet the definition of financing activities, nor investing activities, and, accordingly, we believe that the Company properly classifies these cash flows as operating activities.
Paragraph 24 of SFAS 95 states that when cash flows have aspects of more than one class of cash flows, the appropriate classification shall depend on the activity that is likely to be the predominant source of the cash flows for the item. Under our reading of paragraph 24 of SFAS 95, cash flows from an “item” would comprise all of the cash flows received under the lease for a particular aircraft, and the predominant character of the cash flows would be determined on an aggregate basis. Because these cash flows derive from a single contract, we do not believe that it would be required, or appropriate, for an analysis under paragraph 24 of SFAS 95 to separate the cash flows into rental, maintenance and security deposit elements in order to determine the predominant character of each one. For the year ended December 31, 2007, our operating leases generated approximately $464 million in gross cash flows of

Aircastle Limited
August 19, 2008

which 82% of cash flows were from lease rentals, 13% cash flows were from maintenance payments and 5% cash flows were from security deposits. Because lease rental payments comprise 82% of the total cash flows and are therefore the predominant source of cash flows under our operating leases, it is appropriate to classify the lease rental, maintenance payment and security deposit cash flows received under operating leases as operating cash flows.
Even if one were to separate each category of cash flow under a lease in order to determine its predominant characteristics, one should not assume that most of the maintenance payments received from a lessee would be returned to that lessee. In the case of lease-end maintenance payments, the opposite is true—none of these payments will be returned to the lessee making the payment. Even in the case of monthly maintenance payments, most of the maintenance payments received from a lessee may not be returned. Because maintenance cycles on the various components will not coincide with lease periods, it would be unusual for all monthly maintenance payments to be returned to a lessee. For example, in our most recently completed quarter, ended June 30, 2008, two of our leases expired, with the following treatment:
•	For one expiring lease, the lessee paid $2.2 million in lease end maintenance payments, and we retained 100% of such payments and included $2.2 million in revenue.
•	For the other expiring lease, the lessee paid $3.1 million in monthly maintenance payments during the lease period and we reimbursed a total of $1.2 million in qualifying maintenance work. We retained 61% of the payments made during the lease period, or $1.9 million all of which was included in revenue.
Depending upon the maintenance condition of an aircraft at delivery to a lessee, whether it pays for maintenance on a monthly or lease-end basis, the length of the lease period, and the condition of the aircraft at return, the ultimate disposition of the maintenance payments will vary widely, with outcomes ranging from lessor reimbursements equal to all maintenance payments received to none of the maintenance payments received being reimbursed to the lessee.
Depending upon the specific facts and circumstances, amounts paid by the Company for heavy maintenance, overhaul or replacement of certain high value components of the aircraft in excess of maintenance payments received will be reflected either in the operating section or the investing section of the statement of cash flows, based upon a determination of whether the expenditure is a lease incentive, acquisition cost or transition cost.
Based on these considerations, we continue to believe that it is appropriate to classify cash flows related to maintenance payments in the operating section of the statement of cash flows.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Aircastle Limited
August 19, 2008

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at 203-504-1880 should you require further information or have any questions.
Very truly yours,
/s/ Michael J. Inglese
Michael J. Inglese
Chief Financial Officer
Aircastle Limited